SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File No. 1-32643

COMPTON PETROLEUM CORPORATION

(Translation of Registrant's Name into English)

Suite 500, Bankers Court
850 – 2nd Street SW
Calgary, Alberta, Canada
T2P 0R8
(403) 237-9400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form F-10 (File No. 333-162017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPTON PETROLEUM CORPORATION

Dated: November 6, 2009	By:	/s/ C.W. Leigh Cassidy
C. W. Leigh Cassidy
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

99.1
U.S. GAAP reconciliation of the unaudited interim comparative consolidated financial statements of the registrant as at June 30, 2009 and for the three and six month periods ended June 30, 2009 and 2008, and the notes thereto.